ALMADEN MINERALS LTD.	1103 - 750 West Pender St. Vancouver, B.C. V6C 2T8 Tel: 604 - 689 - 7644 Fax: 604 - 689 - 7645 Email: info@almadenminerals.com

NOTICE TO READER

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited interim consolidated financial statements for the period ended September 30, 2007.

Almaden Minerals Ltd. (An exploration stage company)
Consolidated interim balance sheets

	September 30, 2007	December 31, 2006
	(unaudited)	(audited)
Assets

Current assets
Cash and cash equivalents	$15,240,915	$18,796,956
Accounts receivable and prepaid expenses	633,413	600,413
Marketable securities	3,513,073	1,319,142
Inventory (Note 3)	274,768	274,768
Total current assets	19,662,169	20,991,279
Property, plant and equipment (Note 4)	1,081,135	1,246,805
Investment (Note 5)	858,284	-
Reclamation deposit	81,500	76,500
Mineral property deposit (Note 6h(ii))	585,893	-
Mineral properties (Note 6)	6,656,605	6,404,978
Total assets	$28,925,586	$28,719,562

Liabilities

Current liabilities
Accounts payable and accrued liabilities	$436,529	$369,250
Mineral taxes payable	379,653	379,653
Total current liabilities	816,182	748,903
Asset Retirement Obligation (Note 10)	124,036	-
Total liabilities	$940,218	$748,903

Share capital
Authorized
Unlimited number of common shares without par value
Issued (Note 7)
44,381,047 shares – September 30, 2007
43,624,255 shares – December 31, 2006	47,958,051	46,655,822
Contributed surplus (Note 8)	4,262,597	4,081,471
Accumulated other comprehensive income (loss) (Note 9)	(79,914)	-
Deficit accumulated during the exploration stage	(24,155,366)	(22,766,634)
Total shareholders’ equity	27,985,368	27,970,659
Total liabilities and shareholders’ equity	$28,925,586	$28,719,562

On behalf of the Board

“Duane Poliquin”

Duane Poliquin, Director

“James E. McInnes”

James E. McInnes, Director

Almaden Minerals Ltd. (An exploration stage company)
Consolidated interim statements of operations and deficit

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Revenue
Interest income	$161,495	$206,808	$484,951	$433,708
Other income	-	115,710	131,123	132,172
	161,495	322,518	616,074	565,880

Expenses
General and administrative expenses (Schedule)	298,173	265,703	1,013,220	842,679
Write-down of interests in mineral properties General exploration expenses	361,264 258,136	156,615 142,652	576,190 1,083,688	459,757 484,974
Stock-based compensation	585,000	2,488,900	585,000	2,488,900
	1,502,573	3,053,870	3,258,098	4,276,310
	(1,341,078)	(2,731,352)	(2,642,024)	(3,710,430)
Loss from equity investment	(111,030)	-	(111,030)	-
Write-down of marketable securities	-	(136,510)	-	(429,710)
Income on mineral property options	1,038,287	196,080	1,398,034	294,506
Gain on sale of securities	1,500	45,726	326,938	253,421
Foreign exchange (loss) gain	(96,718)	6,012	(284,080)	(92,635)
Recovery of asset written-off	-	-	14,043	-
Loss on sale of asset	(90,613)	-	(90,613)	-
Loss before income taxes Income tax recovery	(599,652) -	(2,620,044) -	(1,388,732) 642,600	(3,684,848) -
Net loss	(599,652)	(2,620,044)	(746,132)	(3,684,848)
Deficit, accumulated during exploration stage, beginning of period Renouncement of tax deductibility relating to flow-through shares	(23,555,714) -	(19,562,663) -	(22,766,634) (642,600)	(18,497,859) -

Deficit, accumulated during exploration stage, end of period	$(24,155,366)	$(22,182,707)	$(24,155,366)	$(22,182,707)

Net loss per share Basic and diluted	$(0.02)	$(0.06)	$(0.02)	$(0.09)

Basic and diluted weighted average number of shares outstanding	44,371,156	43,102,283	44,136,021	40,684,051

Almaden Minerals Ltd. (An exploration stage company)
Consolidated interim statements of comprehensive income (loss)

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Net loss	$(599,652)	$(2,620,044)	$(746,132)	$(3,684,848)
Unrealized gains and losses on available-for- sale financial assets arising during the period	(302,945)	-	(46,631)	-
Reclassification adjustment for gains and losses included in net income (loss)	(1,500)	-	(329,513)	-

Other comprehensive income (loss)	(304,445)	-	(376,144)	-

Comprehensive income (loss)	$(904,097)	$(2,620,044)	$(1,122,276)	$(3,684,848)

Almaden Minerals Ltd. (An exploration stage company)
Consolidated interim statements of cash flows

(unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2007	2006	2007	2006

Operating activities
Net loss	$(599,652)	$(2,620,044)	$(746,132)	$(3,684,848)
Items not affecting cash
Income tax recovery	-	-	(642,600)	-
Loss on equity investment	111,030	-	111,030	-
Depreciation	54,590	56,754	164,395	164,021
Gain on marketable securities	(1,500)	(45,726)	(326,938)	(253,421)
Write-down of marketable securities	-	136,510	-	429,710
Income on mineral property options	(1,038,287)	(196,080)	(1,398,034)	(294,506)
Write-down of interests in mineral Properties Stock-based compensation	361,264 585,000	156,615 2,488,900	576,190 585,000	459,757 2,488,900
Loss on sale of asset	90,613	-	90,613	-
Changes in non-cash working capital Components
Accounts receivable and prepaid expenses	988,805	(427,259)	(33,000)	(427,456)
Accounts payable and accrued liabilities	253,005	168,352	67,279	175,430
	804,868	(281,978)	(1,552,197)	(942,413)

Financing activities
Issuance of shares – net of share issue costs	242,000	402,232	885,355	12,835,149

Investing activities
Mineral property deposit	-	-	(585,893)	-
Reclamation deposit	-	-	(5,000)	5,000
Marketable securities
Purchases	-	-	(16,500)	(32,500)
Net proceeds	3,601	146,076	452,096	670,289
Property, plant and equipment
Purchases	(46,306)	(29,845)	(155,058)	(145,487)
Proceeds	65,720	-	65,720	-
Mineral properties
Costs	(815,653)	(1,115,180)	(3,290,564)	(1,918,757)
Proceeds	-		646,000	77,582
	(792,638)	(998,949)	(2,889,199)	(1,343,873)

Net cash (outflow) inflow	254,230	(878,695)	(3,556,041)	10,548,863

Cash and cash equivalents, beginning of period	14,986,685	19,388,608	18,796,956	7,961,050

Cash and cash equivalents, end of period	$15,240,915	$18,509,913	$15,240,915	$18,509,913

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

1.

          Basis of presentation

These interim unaudited consolidated financial statements do not include all the disclosure required by Canadian generally accepted accounting principles for annual statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006 specifically the following Notes: Note 1 on the Nature of Operations; Note 2 on Significant Accounting Policies; and Note 15 on Commitments and Contingencies. These statements are prepared in accordance with recommendations for interim financial statements in conformity with Canadian generally accepted accounting principles.  Except as described in Note 2 on the Change in accounting policy – financial instruments, they have been prepared using the same accounting policies and methods as those used in the December 31, 2006 accounts.

2.

         Change in accounting policy - Financial instruments

During 2005, the Canadian Institute of Chartered Accountants (“CICA”) issued new accounting standards dealing with the recognition, measurement and disclosure of financial instruments, hedges and comprehensive income, together with many consequential changes throughout the CICA handbook.  The CICA issued the following handbook sections: Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; Section 1530, Comprehensive Income; Section 3861, Financial Instruments – Disclosure and Presentation; and Section 3251, Equity.

These sections specify when a financial instrument is to be recognized on the balance sheet.  These sections require a financial instrument to be measured at fair value or using cost-based measures, establish how gains and losses are recognized and presented, including introducing comprehensive income; specify how hedge accounting is applied; and establish new disclosures about an entity’s accounting for designated hedging relationships and the methods and assumptions applied in determining fair values.

The standards require that all financial assets be classified as trading, available for sale, held to maturity or loans and receivables.  In addition the standards require that financial assets, including derivatives, be measured at fair value on the balance sheet with the exception of loans, receivables and investments classified as held to maturity which will be measured at amortized cost.  Changes in the fair value of available-for-sale securities are reported within a new statement of Other Comprehensive Income (“OCI”), until the financial asset is derecognized or becomes impaired.  Changes in the fair value of trading securities are recorded directly into income.  Financial liabilities are classified as trading or at amortized cost.

The Company adopted the new standards effective January 1, 2007.  The impact on the Company of the new standards will be accounting for marketable securities at their fair value on the balance sheet and recognition of the movement in unrealized gains/losses on marketable securities in Other Comprehensive Income.  The adoption of these standards resulted in the reporting of marketable securities at a fair value of $1,615,372 at December 31, 2006 with an adjustment to increase opening accumulated other comprehensive income by $296,230 as of January 1, 2007.

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

3.

          Inventory

Inventory consists of 1,597 ounces of gold bullion which is valued at the lower of average cost of mining and estimated net realizable value. The market value of the gold at September 30, 2007 is $1,187,529.

(December 31, 2006-$1,185,600).

4.

          Property, plant and equipment

	September 30, 2007			December 31, 2006
	Cost	Accumulated depreciation	Net book Value	Net book Value
Automotive equipment	$ 396,496	$ 206,538	$ 189,958	$ 158,621
Furniture and fixtures	130,400	99,838	30,562	35,956
Computer hardware	221,979	165,091	56,888	56,953
Computer software	55,879	30,183	25,696	26,760
Geological data library	65,106	40,266	24,840	29,223
Field equipment	331,950	160,983	170,967	132,895
Mill equipment	323,264	-	323,264	323,264
Leasehold improvements	27,181	11,350	15,831	20,117
Drill equipment	397,270	154,141	243,129	463,016
	$ 1,949,525	$ 868,390	$ 1,081,135	$ 1,246,805

At September 30, 2007 the mill equipment was not in use.  Depreciation will be charged once the equipment is put into use.

5.

          Investment

On July 23, 2007, the Company sold interests in certain mineral exploration properties located in the Yukon Territory and Mexico for a total of 3,500,000 common shares of Tarsis Capital Corp.  In addition, Almaden retained a net smelter royalty equal to 2% of all metals discovered on the properties and will receive 500,000 common shares of Tarsis if, before July 22, 2009, any of the properties becomes subject to an option agreement with an arm’s length third party with a commitment by the third party to expend a minimum of $500,000 on the property.

Almaden has two Directors in common with Tarsis.  Almaden is accounting for this investment following the equity accounting method for investments where significant influence exists.  As such, Almaden has recorded its 41% share of Tarsis’ loss during the period.

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

6.

          Mineral properties

	September 30, 2007	December 31, 2006
Canada

Elk 100% interest in mineral claims in British Columbia which includes the Siwash gold deposit	$5,558,393	$4,737,735
ATW Net 37.5% interest in mineral claims near Lac De Gras, Northwest Territories	100,000	100,000
Merit and Brookmere 100% interest in mineral claims in British Columbia	44,040	62,440
Nicoamen River 100% interest in mineral claims in British Columbia	39,917	38,050
Skoonka Creek 49% interest in mineral claims in British Columbia	88,647	22,798
MOR (see Note 5) 0% interest in mineral claims in the Yukon Territory	-	31,524
Rock River Coal 50% interest in 187,698 acre coal prospect in the Yukon Territory	1	39,339

Mexico

Caballo Blanco 100% interest in mineral claims in Veracruz State	1	552,518
Viky 100% interest in mineral claims in Coahuila State	125,909	230,918
Tuligtic 100% interest in mineral claims in Puebla State	121,022	121,022
Fuego 100% interest in mineral claims in Oaxaca State	1	1
San Carlos / San Jose 100% interest in mineral claims in Tamaulipas State	77,720	41,520
Yago 100% interest in mineral claims in Nayarit State	1	1

Interests in various other mineral claims	500,953	427,112
	$6,656,605	$6,404,978

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

6.

          Mineral properties (continued)

The following is a description of the Company’s most significant property interest and related commitments:

(a)

         Nicoamen River

The Company acquired a 100% interest in the Nicoamen River property by staking.  During 2006, the Company entered into an agreement with Tanqueray Resources Ltd. (“Tanqueray”).  To earn a 60% interest, Tanqueray had to incur exploration expenditures of $4,000,000 and issued 1,000,000 shares to the Company by December 31, 2012.  During the nine months ended September 30, 2007, Tanqueray abandoned its interest in the property.

(b)

         Caballo Blanco

To earn a 100% interest, the Company issued a total of 200,000 common shares and paid US$668,500. The underlying owner would receive a NSR of 2.5% to 1% based on the rate of production. The Company can purchase 50% of this NSR for a fixed payment of US$750,000. During 2006, Comaplex completed earn-in requirements as to a 60% interest. During the nine months ended September 30, 2007, the Company acquired Comaplex’s 60% interest for US$1,250,000 and entered into an agreement with Canadian Gold Hunter Corp. (“CGH”).  To earn a 70% interest, CGH must make a US$500,000 payment upon signing a formal agreement (received), issue 1,000,000 shares to the Company (received) and incur exploration expenditures totalling US$12,000,000 over six years and fund all costs required for the completion of a bankable feasibility study.

(c)

         Viky

The Company acquired a 100% interest in the Viky property by staking and purchased interest in three additional mineral claims. During the nine months ended September 30, 2007, the Company entered into an agreement with Apex Silver Mines Limited (“Apex”).  To earn a 60% interest, Apex must incur exploration expenditures of US$5,600,000 and make cash payments of US$1,350,000 to the Company over six years.

(d)

         Tuligtic

The Company acquired a 100% interest in the Tuligtic property by staking.  During 2006, the Company entered into an agreement with Pinnacle Mines Ltd. (“Pinnacle”).  To earn a 60% interest, Pinnacle had to incur exploration expenditures of US$6,000,000 and issue 1,000,000 shares to the Company by August 9, 2012.  During the nine months ended September 30, 2007, Pinnacle failed to meet their commitments and the Company terminated the agreement.

(e)

San Carlos

The Company acquired a 100% interest in the San Carlos claims by staking and purchased a 100% interest in the San Jose claim subject to a 2% NSR.  During the nine months ended September 30, 2007, the Company purchased the NSR for US$20,000 and a 25,000 share purchase warrant for a term of three years at a price of $3.00 per share.

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

6.            Mineral properties (continued)

(f)          Yago

The Company acquired a 100% interest in the Yago property by staking and purchased a 100% interest in various other mineral claims. During the nine months ended September 30, 2007, the Company entered into an agreement with Consolidated Spire Ventures Ltd. (“Spire”).  To earn a 60% interest, Spire has to incur exploration expenditures totalling US$3,500,000 and issue 800,000 shares to the Company over five years.

(g)          Japan Oil, Gas and Metals National Corporation Joint Venture

During 2005, the Company entered into a joint venture agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”).  The regional joint venture program was to consist of grassroots exploration for base metal deposits over a selected area in Mexico.  During the nine months ended September 30, 2007, JOGMEC withdrew from all joint venture activities.

(h)

Other

(i)  Bufa

The Company acquired a 100% interest in the Guadalupe claim by staking.  During 2005, the Company entered into an agreement with Lincoln Gold Corp. (“Lincoln”).  During the nine months ended September 30, 2007, the Company renegotiated its agreement Lincoln.  To earn a 60% interest, Lincoln must incur exploration expenditures of US$3,500,000 and issue 1,550,000 shares to the Company over five years.

(ii) Matehuapil

During the nine months ended September 30, 2007, the Company was successful in its bid to acquire a 100% interest in the Matehuapil claim.  An initial payment of $117,572, representing 20% of the purchase price, was paid.  The Company was required to put up two bonds (“Mineral property deposit”), one in the amount of $446,964 representing four pending instalment payments of 20% each to be paid in six month instalments from the issuance of title and one in the amount of $138,929 to cover a NSR royalty to be renewed annually.

(iii) Ponderosa

The Company acquired a 100% interest in the Ponderosa property by staking.  During the nine months ended September 30, 2007, the Company entered into an agreement with Strongbow Exploration Inc. (“Strongbow”).  To earn a 60% interest, Strongbow must incur exploration expenditures of $4,000,000 and issue 1,050,000 shares to the Company by January 10, 2012.

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

7.

        Share capital

(a)

The changes in issued shares since December 31, 2006 to September 30, 2007 are as follows:

	Number	Amount

Balance, December 31, 2006	43,624,255	$46,655,822

For cash on exercise of stock options	756,792	1,302,229
(including transfer from contributed surplus of $416,874)

Balance, September 30, 2007	44,381,047	$47,958,051

(b)

Warrants

	Number of Warrants	Expiry Date	Exercise Price Range

Outstanding, December 31, 2006 Granted	370,541 25,000	November 15, 2007 to July 21, 2008 March 20, 2010	$1.78 to $3.00 $3.00
Outstanding, September 30, 2007	395,541	November 15, 2007 to March 20, 2010	$1.78 to $3.00

The fair value of the warrants issued March 20, 2007 was estimated at $13,000 (see Note 8) using the Black-Scholes option pricing model based on the following weighted average assumptions:  risk free interest rate of 4.16%; expected life of 3 years; dividend rate of 0%; and volatility of 40.15%.

At September 30, 2007 the following share purchase warrants were outstanding:

Number of Warrants	Expiry Date	Exercise Price Range
		$
4,250	November 16, 2007	1.78
162,500	July 21, 2008	3.00
88,841	November 15, 2007	2.85
114,950 25,000	December 20, 2007 March 20, 2010	3.00 3.00
395,541

Subsequent to September 30, 2007, the Company received $189,900 on the exercise of 57,591 warrants (including transfer from contributed surplus of $29,243).

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

7.

        Share capital (continued)

(c)

Options

The Company’s stock option plan permits the issuance of options up to a maximum of 10% of the Company’s issued share capital.  Stock options issued to any consultant or person providing investor relations services cannot exceed 2% of the total permitted under the plan in any twelve month period. At September 30, 2007, the Company had reserved 657,105 stock options that may be granted.  The exercise price of any option cannot be less than the volume weighted average trading price of the shares for the five trading days immediately preceding the date of the grant.  The maximum term of all options is five years.  The Board of Directors determines the term of the option (to a maximum of five years) and the time during which any option may vest.  Options granted to consultants or persons providing investor relations services shall vest in stages with no more than 25% of such option being exercisable in any three month period.  The Company also has stock options outstanding relating to the period before the introduction of the stock option plan.

The following table presents the outstanding options as at December 31, 2006 and September 30, 2007 and changes during the period:

Options	Shares	Weighted Average Exercise Price
Outstanding at December 31, 2006	4,798,483	$ 1.36
Granted	525,000	2.32
Exercised	(756,792)	1.17
Expired	(50,000)	2.92
Outstanding and exercisable at September 30, 2007	4,516,691	$1.49

The following table summarizes information about stock options outstanding at September 30, 2007:

Options Outstanding and Exercisable
Number	Expiry	Exercise
Of Shares	Date	Price
250,000	February 26, 2008	0.80
100,000	July 6, 2008	2.50
581,691	October 7, 2008	0.45
25,000	September 7, 2009	2.23
154,000	December 1, 2009	0.39
871,000	December 14, 2009	1.67
240,000 1,795,000	June 17, 2010 July 6, 2011	1.79 2.50
500,000	September 12, 2012	2.32
4,516,691

Subsequent to September 30, 2007, the Company received $76,200 on the exercise of 30,000 stock options (including transfer from contributed surplus of $26,100).

Almaden Minerals Ltd. (An exploration stage company)
Notes to consolidated interim financial statements

September 30, 2007
(unaudited)

8.

           Contributed surplus

Balance, December 31, 2006	$ 4,081,471

Stock-based compensation on issue of options	585,000
Fair value of warrants granted during the period	13,000
Exercise of stock options	(416,874)

Balance, September 30, 2007	$ 4,262,597

9.

       Accumulated other comprehensive income (loss)

Balance, December 31, 2006	$ -

Adoption of financial instruments standards	296,230
Comprehensive loss for the period	(376,144)

Balance, September 30, 2007	$ (79,914)

10.        Asset Retirement Obligation

The Company’s asset retirement obligation consists of reclamation costs for the Siwash gold deposit on the Elk property.  The present value of the estimated obligation is $124,036 which is estimated to be settled  in 5 years at the earliest.  The estimated total undiscounted amount to settle the asset retirement obligation is $152,073.  This amount has been discounted using a credit-adjusted risk-free interest rate of 4.16 percent.

11.      Related party transactions

Significant related party transactions and balances not disclosed elsewhere in these financial statements include:

A company controlled by the Chief Executive Officer of the Company was paid $105,000 for technical services and $24,912 for general and administrative services during the nine months ended September 30, 2007.

The Chief Operating Officer of the Company was paid salary of $105,000 for geological services during the nine months ended September 30, 2007.

An officer of the Company was paid salary of $55,056 for accounting services rendered during the nine  months ended September 30, 2007.

Accounts receivable at September 30, 2007 included $2,348 owing from related companies.

Accounts payable at September 30, 2007 included $1,350 due to related companies.

Almaden Minerals Ltd. (An exploration stage company)
Consolidated interim schedule of general and administrative expenses

(unaudited)

	Nine Months Ended September 30,
	2007	2006

Depreciation	$164,395	$164,021
Insurance	62,732	44,966
Office and licenses	265,310	150,462
Professional fees	123,868	148,317
Regulatory compliance Rent	37,143 107,857	30,606 100,113
Stock exchange fees	51,894	56,932
Transfer agent fees	12,244	18,977
Travel and promotion	187,777	128,285
	$1,013,220	$842,679